UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549-1004





                              FORM U-9C-3


                  QUARTERLY REPORT PURSUANT TO RULE 58


           For the quarterly period ended September 30, 1999





                          Northeast Utilities
                 ------------------------------------
                 (Name of registered holding company)





                    Selden Street, Berlin, CT. 06037
               ----------------------------------------
                (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000








                                GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T(17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.





ITEM 1 - ORGANIZATION CHART

----------------------------------------------------
Instructions
-----------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation"(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.
----------------------------------------------------

                                                    Percentage                       Activities
                  Energy                            of Voting                        reported
Name of           or Gas  Date of      State of     Securities        Nature of      during the
Reporting Co.     Related Organization Organization Held              Business       period
----------------- ------- ------------ ------------ ----------------- -------------- ----------
NU                Holding 1/4/99       Connecticut  100% by           Unregulated       (A)
Enterprises, Inc.                                   Northeast         businesses
                                                    Utilities         holding
                                                                      company


Select            Energy  9/26/96      Connecticut  100% by           Invest in         (B)
Energy, Inc.                                        NU                energy-related
                                                    Enterprises, Inc. activities


Select            Energy  3/17/99      Connecticut  100% by           Invest in         (C)
Energy                                              NU                energy-related
Portland                                            Enterprises, Inc. activities
Pipeline, Inc.


Northeast         Energy  1/4/99       Connecticut  100% by           Invest in         (D)
Generation                                          NU                energy-related
Services                                            Enterprises, Inc. activities
Company




(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.


(B) Select Energy provides both wholesale and retail energy services. Select Energy participates in open-access retail electricity markets and in retail pilot programs in the Northeast. Select markets electricity as well as natural gas and energy-related products and services in order to enhance its core electricity service and customer relationships. Select Energy is a registered retail electricity supplier in the states of Rhode Island, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Delaware. Select Energy is a registered gas marketer in the state of Connecticut and also with certain local distribution companies in Massachusetts, Rhode Island, Pennsylvania, New York, New Jersey and New Hampshire.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired 5% interest in Portland Natural Gas Transmission System partnership in March 1999.

(D) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for large industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey manage and operate services
     (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

----------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
----------------------------------------------

                                                      Person
Company        Type of  Principal                     to Whom      Collateral Consideration Company      Amount of
Issuing        Security Amount of    Issue or Cost of Security     Given With Received for  Contributing Capital
Security       Issued   Security     Renewal  Capital Was Issued   Security   Each Security Capital      Contribution
-------------- -------- ------------ -------- ------- ------------ ---------- ------------- ------------ ------------
                                                                                            NU
Select                                                                                      Enterprises,
Energy, Inc.     N/A        N/A        N/A      N/A       N/A         N/A          N/A      Inc.         $20,000,000


Select
Energy                                                                                      NU
Portland                                                                                    Enterprises,
Pipeline, Inc.   N/A        N/A        N/A      N/A       N/A         N/A          N/A      Inc.          $8,447,000

Northeast
Generation
Services
Company        No transactions this quarter




ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                September 30, 1999
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Select                  Northeast Utilities
Energy, Inc.            Service Company     Gas Services                           $3
                                                                    ==================

Northeast               Select
Generation              Energy, Inc.        Electrical,
Services                                    Environmental and
Company                                     Mechanical services                  $442
                                                                    ==================


Northeast               Northeast
Generation              Nuclear Energy
Services                Company             Electrical and
Company                                     Mechanical services                  $157
                                                                    ==================

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                      Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                September 30, 1999
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast Utilities     Select              Supplies centralized
Service Company         Energy, Inc.        accounting,
                                            administrative, data
                                            processing, engineering,
                                            financial, legal,
                                            operational, planning,
                                            purchasing and other
                                            services                            8,624

                                            Fuel sales                         14,134
                                            Special deposits                    1,539
                                            Consulting services                   496
                                            Miscellaneous                         801
                                                                    ------------------
                                                    Total                     $25,594
                                                                    ==================


Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous                         $42
                                                                    ==================


HEC Inc.                Select
                        Energy, Inc.        Engineering services                  $18
                                                                    ==================


Northeast Utilities     Northeast           Supplies centralized
Service Company         Generation          accounting,
                        Services            administrative, data
                        Company             processing, engineering,
                                            financial, legal,
                                            operational, planning,
                                            purchasing and other
                                            services                              458

                                            Renovation services                   447
                                            Miscellaneous                         265
                                                                    ------------------
                                                    Total                      $1,170
                                                                    ==================


Northeast Utilities     Select Energy       Supplies centralized
Service Company         Portland            accounting,
                        Pipeline, Inc.      administrative, data
                                            processing, engineering,
                                            financial, legal,
                                            operational, planning,
                                            purchasing and other
                                            services                               $2
                                                                    ==================

* 'Total Amount Billed' is direct costs only.






ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousand of Dollars)

Total consolidated capitalization as of 9/30/99   $5,314,513          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          797,177          line 2

Greater of $50 million or line 2                              797,177 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                                41,181
   Select Energy Portland Pipeline, Inc.              $8,445
   Northeast Generation Services Company              (1,417)
                                                  -----------         line 4
   Total current aggregate investment                          48,209
                                                             ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the              line 5
registered holding company system                            $748,968
                                                             =========




ITEM 5 - OTHER INVESTMENTS

------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
------------------------------------------------------------------

Major Line    Other         Other
of Energy-    Investment    Investment
Related       in Last       in This       Reason for Difference
Business      U-9C-3 Report U-9C-3 Report in Other Investment
------------- ------------- ------------- ------------------------

NONE






ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-----------------------------------------------------------------------------
Instructions
------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-----------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of September 30, 1999
     Income Statement-Three months and nine months ended September 30, 1999

   Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of September 30, 1999
     Income Statement-Three months and nine months ended September 30, 1999

   Northeast Generation Services Company:
     Balance Sheet - As of September 30, 1999
     Income Statement-Three months and nine months ended September 30, 1999

   Northeast Utilities (PARENT):
     Balance Sheet - As of September 30, 1999
     Income Statement-Three months and nine months ended September 30, 1999

B. Exhibits

Exhibit No. Description
----------- -----------
6.B.1.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

            Mr. Robert J. Murphy
            Executive Secretary
            Department of Public Utility Control
            10 Franklin Square
            New Britain, CT  06051

            Ms. Mary L. Cottrell, Secretary
            Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
            Boston, MA  02202

            Mr. Thomas B. Getz
            Executive Director and Secretary
            State of New Hampshire
            Public Utilities Commission
            8 Old Suncook Road, Building One
            Concord, NH  03301-7319




SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                      September 30,
                                                          1999
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Cash                                               $       8,722
  Accounts receivable                                       93,991
  Accounts receivable from affiliated companies                172
  Taxes receivable                                          25,103
  Special deposits                                           8,304
  Prepayments and other                                      2,630
                                                     --------------
    Total current assets                                   138,922
                                                     --------------
Deferred Charges:
  Intangibles                                               24,002
  Unamortized debt expense                                     198
  Other                                                      1,356
                                                     --------------
    Total deferred charges                                  25,556
                                                     --------------
Long- Lived Assets:
  Software                                                   1,365
  Other                                                        166
                                                     --------------
                                                             1,531
   Less: Accumulated provision for depreciation               (649)
                                                     --------------
                                                               882
  Capital additions in progress                              4,390
                                                     --------------
    Total long-lived assets                                  5,272
                                                     --------------

    Total Assets                                     $     169,750
                                                     ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                      September 30,
                                                          1999
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable                                      $       6,500
  Advance from parent                                       19,400
  Accounts payable                                          19,177
  Accounts payable to affiliated companies                  96,316
  Other                                                      6,576
                                                     --------------
    Total current liablilities                             147,969
                                                     --------------


Stockholders' Equity:
  Common stock--$1 par value. Authorized
   100 shares; outstanding 100 shares                         -
  Capital surplus, paid in                                  70,151
  Retained earnings                                        (48,370)
                                                     --------------
    Total stockholders' equity                              21,781
                                                     --------------





SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)


                                            Three Months      Nine Months
                                                Ended            Ended
                                            September 30,    September 30,
                                                1999             1999
                                           --------------   --------------
                                             (Thousands       (Thousands
                                             of Dollars)      of Dollars)

Operating Revenues                         $     175,487    $     389,292
                                           --------------   --------------
Operating Expenses:
  Purchased power net interchange
   power and capacity                            173,581          394,452
  Other                                           24,985           42,990
  Taxes other than income taxes                      367            1,118
                                           --------------   --------------
       Total operating expenses                  198,933          438,560
                                           --------------   --------------

Operating Loss                                   (23,446)         (49,268)
                                           --------------   --------------

Other Income                                         251               79
                                           --------------   --------------

Interest and financing costs                         605            1,305
                                           --------------   --------------

       Loss before income taxes                  (23,800)         (50,494)
                                           --------------   --------------

Income Tax Benefit:
  Federal and state income taxes                  (8,583)         (18,426)
                                           --------------   --------------

Net Loss                                   $     (15,217)   $     (32,068)
                                           ==============   ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.






    Total Liabilities and Stockholders' Equity       $     169,750
                                                     ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)




                                                  September 30,
                                                      1999
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $       8,447
  Taxes receivable                                           8
                                                 --------------
    Total current assets                                 8,455
                                                 --------------
Investments:
  Other investments                                      8,433
                                                 --------------
    Total investments                                    8,433
                                                 --------------

       Total Assets                              $      16,888
                                                 ==============


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                               $         457
  Accounts payable to affiliated companies               7,986
                                                 --------------
    Total current liabilities                            8,443
                                                 --------------
Stockholders' Equity:
  Common stock--$1 par value. Authorized
   100 shares; outstanding 100 shares                     -
  Capital surplus, paid in                               8,457
  Retained earnings                                        (12)
                                                 --------------
    Total stockholders' equity                           8,445
                                                 --------------

    Total Liabilities and Stockholders' Equity   $      16,888
                                                 ==============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.







SELECT ENERGY PORTLAND PIPELINE, INC.
INCOME STATEMENT
(Unaudited)




                                    Three Months       Nine Months
                                        Ended             Ended
                                    September 30,     September 30,
                                        1999              1999
                                   --------------    --------------
                                     (Thousands        (Thousands
                                     of Dollars)       of Dollars)

Operating Revenues                 $       -         $       -
                                   --------------    --------------

Operating Expenses:
  Operation and maintenance                    2                19
  Taxes other than income taxes            -                     1
                                   --------------    --------------
       Total operating expenses                2                20
                                   --------------    --------------

Operating Loss                                (2)              (20)
                                   --------------    --------------

Income Tax Benefit:
  Federal and state income taxes              (1)               (8)
                                   --------------    --------------

Net Loss                           $          (1)    $         (12)
                                   ==============    ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.







NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)



                                                   September 30,
                                                       1999
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable from affiliated companies   $         442
  Taxes receivable                                          966
                                                  --------------
    Total current assets                                  1,408
                                                  --------------

    Total Assets                                  $       1,408
                                                  ==============



LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                $       1,814
  Accounts payable to affiliated companies                1,011
                                                  --------------
    Total current liabilities                             2,825
                                                  --------------

Stockholders' Equity:
  Common stock--$1 par value. Authorized
   100 shares; outstanding 100 shares                      -
  Capital surplus, paid in                                   10
  Retained earnings                                      (1,427)
                                                  --------------
    Total stockholders' equity                           (1,417)
                                                  --------------


    Total Liabilities and Stockholders' Equity    $       1,408
                                                  ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)




                                      Three Months       Nine Months
                                          Ended             Ended
                                      September 30,     September 30,
                                          1999              1999
                                     --------------    --------------
                                       (Thousands        (Thousands
                                       of Dollars)       of Dollars)

Operating Revenues                   $       1,055     $       1,161
                                     --------------    --------------

Operating Expenses:
  Operation and maintenance                  2,161             3,312
  Taxes other than income taxes                 60               204
                                     --------------    --------------
       Total operating expenses              2,221             3,516
                                     --------------    --------------

Operating Loss                              (1,166)           (2,355)
                                     --------------    --------------

Other Loss                                     (20)              (13)
                                     --------------    --------------

Interest and financing costs                     2                 2
                                     --------------    --------------

       Loss before income taxes             (1,188)           (2,370)
                                     --------------    --------------

Income Tax Benefit:
  Federal and state income taxes              (477)             (953)
                                     --------------    --------------

Net Loss                             $        (711)    $      (1,417)
                                     ==============    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                          September 30,
                                                              1999
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,248,001
  Investments in transmission companies, at equity......        17,992
  Other, at cost........................................            54
                                                         --------------
                                                             2,266,047
                                                         --------------

Current Assets:
  Notes receivable from affiliated companies............        56,200
  Notes and accounts receivable.........................           628
  Accounts receivable from affiliated companies.........         1,524
  Taxes receivable......................................         2,426
  Prepayments...........................................           594
                                                         --------------
                                                                61,372
                                                         --------------


Deferred Charges:
  Accumulated deferred income taxes.....................         6,421
  Unamortized debt expense..............................            18
  Other.................................................         4,562
                                                         --------------
                                                                11,001
                                                         --------------

      Total Assets...................................... $   2,338,420
                                                         ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.





NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                         September 30,
                                                             1999
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value--Authorized
   225,000,000 shares; 137,237,564 shares issued and
   131,446,727 shares outstanding...................... $     686,188
  Capital surplus, paid in.............................       940,405
  Deferred benefit plan--employee stock
   ownership plan......................................      (131,185)
  Retained earnings....................................       597,505
  Accumulated other comprehensive income...............         1,523
                                                        --------------
    Total common shareholders' equity..................     2,094,436
  Long-term debt.......................................       152,000
                                                        --------------

         Total capitalization..........................     2,246,436
                                                        --------------

Current Liabilities:
  Notes payable........................................        10,000
  Accounts payable.....................................        43,488
  Accounts payable to affiliated companies.............         1,108
  Long term debt--current portion......................        19,000
  Accrued interest.....................................         4,220
  Dividends declared...................................        13,723
  Other................................................             1
                                                        --------------
                                                               91,540
                                                        --------------

Other Deferred Credits.................................           444
                                                        --------------

      Total Capitalization and Liabilities............. $   2,338,420
                                                        ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)

                                                       Three Months       Nine Months
                                                          Ended             Ended
                                                       September 30,     September 30,
                                                           1999              1999
                                                      --------------    --------------
                                                       (Thousands        (Thousands
                                                       of Dollars)       of Dollars)
Operating Revenues..................................  $           0     $           0
                                                      --------------    --------------

Operating Expenses:
  Operation expense.................................          1,558             2,440
  Federal and state income taxes....................         (1,387)           (6,214)
  Taxes other than income taxes.....................             19                10
                                                      --------------    --------------
       Total operating expenses.....................            190            (3,764)
                                                      --------------    --------------

Operating (Loss)/Income.............................           (190)            3,764
                                                      --------------    --------------

Other Income:
  Equity in earnings of subsidiaries................         29,500            57,455
  Equity in earnings of transmission companies......            720             1,995
  Other, net........................................          1,783              (314)
  Income taxes......................................          3,347            (1,429)
                                                      --------------    --------------
       Other income, net............................         35,350            57,707
                                                      --------------    --------------

       Income before interest charges...............         35,160            61,471
                                                      --------------    --------------

Interest Charges:
  Interest on long-term debt........................          3,678            11,119
  Other interest....................................            264               462
                                                      --------------    --------------
        Interest charges............................          3,942            11,581
                                                      --------------    --------------

Net Income for Common Shares........................  $      31,218     $      49,890
                                                      ==============    ==============

Earnings per Common Share...........................  $        0.24     $        0.38
                                                      ==============    ==============

Common Shares Outstanding (average)                     131,525,509       131,317,964
                                                      ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.



                             Northeast Utilities
                             Select Energy, Inc.
                   Select Energy Portland Pipeline, Inc.
                   Northeast Generation Services Company



Notes to Financial Statements (Unaudited)


1.  About Northeast Utilities

    Northeast Utilities (NU) is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation (NAEC), sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant to PSNH under two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company (HWP), is also engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in retail access programs, providing retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

    Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. The Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear generating facility. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

    Charter Oak Energy, Inc. (COE), HEC, Inc. (HEC), Mode 1 Communications, Inc, (Mode 1), Select Energy, Inc. (Select Energy), NU Enterprises, Inc. (NUEI), Northeast Generation Company (NGC), Northeast Generation Services Company (NGS) and Select Energy Portland Pipeline, Inc. (SEPPI), are other NU system companies which engage in a variety of activities.

    Directly and through subsidiaries, COE has an investment in a foreign utility company as permitted under the Energy Policy Act of 1992. This investment is accounted for on an equity basis based upon COE's level of participation. NU has put COE up for sale.

    NUEI, a direct subsidiary of Northeast Utilities, acts as the holding company for the NU system's other unregulated businesses.

    HEC provides energy management services for the NU system's and other utilities' commercial, industrial and institutional electric customers.

    Mode 1 develops and invests in telecommunications activities.

    NGC is engaged in the acquisition of non-nuclear generating plants.

    Select Energy, NGS, and SEPPI are "energy-related companies" under Rule 58.

2.  About Select Energy

    NU organized NUSCO Energy Partners, Inc. (NEP), in 1996. NEP acquired PSNH's interest in the New Hampshire retail electric competition pilot program in late 1996. During 1997, NEP changed its name to Select Energy, Inc. Select Energy received approval from the Federal Energy Regulatory Commission (FERC) to become a competitive wholesale power marketer effective December 1, 1998. Select Energy is a subsidiary of NUEI.

    Select Energy provides both wholesale and retail energy, and energy services in the Northeast. In addition, Select Energy markets natural gas and develops and markets energy-related products and services in order to enhance its core electric service offerings and customer relationships. Select Energy has established strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency and load management services.

    Select Energy is in the process of obtaining regulatory approval to provide retail electric supply in the newly-deregulated 11-state region from Maine to Maryland. Select Energy has recently received approval from Delaware, Maine and New Jersey, and was the first energy supplier to apply for a license to sell electricity in Connecticut commencing January 1, 2000. Select Energy also has a license to sell electricity in Massachusetts, New Hampshire, New York, Pennsylvania, and Rhode Island and is a registered gas marketer in Connecticut and also with certain local distribution companies in Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and New Hampshire.

3.  About Northeast Generation Services Company

    NGS, a subsidiary of NUEI, was formed on January 4, 1999. NGS provides management, operations, and maintenance services to the electric generation market and industrial and large commercial customers in the 11-state region. NGS also provides consulting services which includes engineering, construction management, permitting and compliance management.

4.  About Select Energy Portland Pipeline, Inc.

    SEPPI, another subsidiary of NUEI, was formed for the purpose of acquiring a 5% interest in the Portland Natural Gas Transmission System (PNGTS) partnership. Coincident with that acquisition, Select Energy agreed to purchase capacity of 30,000 mcf/day for a 20-year term.

5.  Public Utility Regulation

    NU is registered with the Securities and Exchange Commission
    (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act). NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the FERC and/or the SEC. The NU system operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

6.  Presentation

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7.  Special Deposits

    Special deposits include cash collateral posted by the company should Select Energy become delinquent in payments under various power purchase and sales agreements. The balance of special deposits on Select Energy's balance sheet at September 30, 1999 was approximately $8.3 million.


8.  Advance from Parent

    Select Energy received a cash advance of $19.4 million from NUEI on June 30, 1999. Select Energy intends to repay the advance upon acquisition of external financing at an unspecified date in the future. No interest is being accrued on this transaction.







                QUARTERLY REPORT OF SELECT ENERGY, INC.

                            SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: November 24, 1999
                  -----------------------------